12013403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68182

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koyote Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore Risi 212-300-2247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Koyote Trading, LLC

Statement of Financial Condition

December 31, 2011

Koyote Trading, LLC

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koyote Trading, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD D. NICHOLS
Notary Public, State of New York
No. 41-4617352
Qualified in Queens County
Commission Expires July 31, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 6

McGladrey

Independent Auditor's Report

To the Managing Member
Koyote Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Koyote Trading, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Koyote Trading, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

Koyote Trading, LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 5,838
Due From Clearing Broker	10,476,095
Securities Owned, at fair value	30,579,239
Furniture and Equipment - at cost, less accumulated depreciation of $1,827,215	197,459
Other Receivables	1,572,000
Prepaid Expenses	9,276
Total assets	$ 42,839,907
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Securities sold short at fair value	$ 4,469,581
Management fee payable	2,763,012
Due to affiliate	44,904
Accounts payable and accrued expenses	468,567
Total liabilities	7,746,064
Commitments and Contingencies	
Subordinated Loan Payable	3,000,000
Member's Capital	32,093,843
Total liabilities and member's capital	$ 42,839,907

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business: Koyote Trading, LLC (the "Company") was initially organized under the name of Turbo Trading, LLC as a Delaware limited liability company in December 2008. The Company changed its name in September 2009, and commenced operations as a registered broker-dealer in October 2009. The Company is a single-member limited liability company. The Company's only member is its managing member, Koyote Capital Group, LLC (the "Managing Member"), a direct wholly owned subsidiary of Schottenfeld Group Holdings, LP. The Company trades securities for its own account. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligation and liabilities of the Company, and the Managing Member shall not be obligated for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Fair Value Measurements: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's financial statement.

At December 31, 2011, securities owned of $30,579,239 consisted of $30,002,151 of equities and $577,088 of purchase options. Securities sold short of $4,469,581 consisted of $4,446,988 of equities and $22,593 of written options. Options are valued at the mean between the bid and ask prices. Such securities are actively traded on securities exchanges and are valued at quoted prices. All of the securities owned and securities sold short are classified as Level 1 within the fair value hierarchy. For the year ended December 31, 2011, there were no significant transfers among Levels 1 and 2 during the year.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Due From Clearing Broker: Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2011. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1,250,000.

Furniture and Equipment: Furniture, equipment and software development are recorded at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets.

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $27,911,322, which was $27,692,890 in excess of its required net capital of $218,432. The Company's net capital ratio was 0.11739 to 1.

Note 3. Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the member. The Company is subject to New York City unincorporated business tax.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2008.

Note 4. Related Party Transactions

The Company has an expense-sharing agreement with two affiliated entities, Schottenfeld Group, LLC and Roadrunner Capital Partners, LLC, both entities having common ownership. Roadrunner Capital Partners, LLC is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Schottenfeld Group, LLC makes available to the Company administrative and managerial resources in order to conduct its day-to-day operations. Pursuant to the agreement, the Company will make payment for certain direct costs.

Note 5. Furniture and Equipment

At December 31, 2011, furniture and equipment consisted of:

	Cost	Estimated Lives
Office equipment, furniture and fixtures	$ 1,478,379	3 to 5 years
Telecommunications equipment	410,370	5 years
Software	135,925	
	2,024,674	
Accumulated depreciation	(1,827,215)	
	$ 197,459	

Note 6. Commitments and Contingencies

The company is subject to certain legal proceedings, claims and disputes, which arise in the ordinary course of business. Although the outcome of these matters cannot be predicted with certainty, the opinion of management is that these matters will not have a material adverse effect on the Company's financial position.

Note 7. Subordinated Loan Payable

The subordinated loan payable at December 31, 2011 consists of borrowings from Goldman Sachs Credit Partners, LP, an affiliate of the Company's correspondent broker, under a subordinated loan agreement. The $3,000,000 loan bears interest at a rate of prime plus 2% and is due December 16, 2012. The subordination agreement has been approved by the Chicago Board Options Exchange, Inc. and is available in computing net capital under the uniform net capital rule of the SEC. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid and repayment is subordinate to the claims of all creditors arising out of any matter occurring prior to the maturity date.

Note 8. Financial Instruments and Risk

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold short and the purchase and writing of equity and index option contracts that subject the Company to market risk and credit risk.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Securities sold short represent obligations of the Company to deliver the underlying securities sold. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. The Company's ultimate obligation on open short positions or written option contracts may exceed the amount recognized in the statement of financial condition.

All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

Note 8. Financial Instruments and Risk (Continued)

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

At December 31, 2011, the Company held 7,227 purchased options contracts and had written 158 options contracts. This is indicative of the level of derivative activity during the year.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

Koyote Trading, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

December 31, 2011

Koyote Trading, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

December 31, 2011

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

McGladrey

Mail Processing
Section

FEB 29 2012

Washington, DC
125

To the Managing Member
Koyote Trading, LLC
800 3rd Avenue, 10th Floor
New York, NY 10022

Attention: Richard Schottenfeld

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") as of and for the year ended December 31, 2011, which were agreed to by Koyote Trading, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090 2185
202 371-8300

General Assessment Reconciliation

SIPC-7
(33 REV 7/10)

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address Designated Examining Authority 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066182 CBOE DEC
KOYOTE TRADING, LLC 9*9
800 3RD AVENUE 10th FL
ATTN: SAL RISI
NEW YORK, NY 10022-7649

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
SALVATORE RISI 212-300-2247

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (-)

Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KOYOTE TRADING, LLC
(Name of Corporation, Partnership or other organization)

[signature] 212-300-2247
(Authorized Signature)

Dated the 25th day of January, 20 12

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 46,431,320

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. 536,543

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 536,543

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 4,175,012

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 46,967,863

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 605,081

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) 605,081

Total deductions 51,747,956

2d. SIPC Net Operating Revenues $ -4,780,093

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)